Daniel S. Farkas

Senior Vice President

and General Counsel

October 31, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Norwegian Cruise Line Holdings Ltd. (“NCLH”) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on October 31, 2013. This disclosure can be found on page 26 of the Quarterly Report on Form 10-Q and is incorporated by reference herein. NCLH made such disclosure based on information provided by other companies that may be deemed to be under common control with NCLH, and not because of any conduct by NCLH.

Very truly yours, Norwegian Cruise Line Holdings Ltd.

By:	/s/ DANIEL S. FARKAS
Name:	Daniel S. Farkas
Title:	Senior Vice President & General Counsel